UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 13 March 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
For Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY HOSTS VISITORS AT DOORNKOP

Harmony Gold Mining Company Limited will be hosting
visitors at its Doornkop mine in South Africa on Tuesday,
13 March 2012. A presentation will be delivered by
management during the visit.

The Doornkop presentation will be available on the
company’s website, www.harmony.co.za at 12:00 pm SA time.

For more details contact:

Henrika Basterfield
Investor Relations Officer
on +27(0)82 759 1775
henrika@harmony.co.za
or

Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
marian@harmony.co.za
13 March 2012

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 13, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director